UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI ANNUAL REPORT PURSUANT TO REGULATION A

SEMI ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2023

NOWIGENCE INC

(Exact name of registrant as specified in its charter)

New York 45-2891478

(State or other jurisdiction of incorporation or organization)

(I.R.S. Employer Identification No.)

418 Broadway, 2nd Floor, Albany, NY 12207

(Address of principal executive offices)

518-314-6700

Registrant’s telephone number, including area code

COMMON SHARES

(TITLE OF EACH CLASS OF SECURITIES ISSUED PURSUANT TO REGULATION A)

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks   and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" in our Offering Circular filed on Form 1-A -POS dated September 15, 2021.

Company Overview

Nowigence, Inc. is an early growth company incorporated in the state of New York in August 2011. Our principal executive offices are located at 418 Broadway, 2nd Floor, Albany, NY 12207. Since January 18, 2019, the Company owns and operates Nowigence India Private Limited, its wholly owned entity. Our telephone number is 518-314-6700. We have our website www.nowigence.com specifically meant for investor relations and our AI web-based application website is www.lille.ai.

Nowigence Inc. and its subsidiary (OTCQB: NOWG) develops, distributes, and markets advanced extractive and generative artificial intelligence (AI) SaaS products that instantaneously answers to what you want to know now that otherwise lies buried in various documents, whether publicly available or in private files. Its SaaS application called Lille.ai™ extracts the most relevant content while conducting complex searches as demanded by you. It compiles an answer with full traceability of trusted data sources allowing users to edit or enter their own perspectives and regenerate answers. Lille.ai has built-in integrations to commonly used IT tools including One Drive, Google Drive, Google Chrome, LinkedIn, Twitter, Medium and others. It serves as a one shop stop for you to efficiently interact with and manage information.

We build AI SaaS products at scale. AI is an emerging technology and the market is taking time to embrace it. Each one of us experiences the stress and the problems associated with the deluge of information that we are hit with. Our minds lack the capacity to absorb so much information. But our brains yearn to gain more knowledge by going through relevant information. At one time, as businesses grew, we required calculators to perform mathematical calculations. They brought speed, reliability, and fun in math. We now need AI to rummage through information to give us time and the mental capacity to absorb the context and use the knowledge to improve our lives.

Here is another analogy to help understand our business model. Artificial refrigeration was first invented in the eighteenth century. But it was Coca-Cola who was amongst the first few who used the technology of refrigeration at scale to gain global dominance by selling chilled bottled drinks. We are similar. We are not in fundamental research inventing original machine learning algorithms. But we are skilled in optimizing open source models, building workable, web-based products sold as monthly subscription by user, discounted, if paid annually. Today, developing AI solutions are either by creating internal teams or outsourcing for service vendors. Both are expensive, in dollars and time spent, than accepting our ready-made customizable solutions.

We have a foundational base product that is easily configurable to usage in Museums, Content Writing. Sales, and Retail. We are shipping to museums and content writers. And have end users ready to buy when the product for sales and retail is ready. The total available market is over $100 billion.

Operating Results

Commercial Update:

We have recently entered into a strategic partnership with the Museum of Innovation and Science (miSci.org). Our AI product empowers museum patrons and visitors to explore centuries of knowledge stored within historical documents and manuscripts. It offers an unprecedented opportunity to interact and ask any questions to vast historical records, enriching your learning experience and affording profound insights into the science and development of foods. We will continue to expand the usage in museums.

Lille.ai can be accessed and subscribed to by any user directly from www.lille.ai. Differentiating ourselves from any other product in the market including ChatGPT, we provide full traceability, ownership, and workspace for users to make the content their very own. We even take our app Lille.ai, a step further by providing the content wings to rapidly propagate over digital media.

In addition to Lille.ai which serves content writers, researchers, historians, and lifelong learners, we are soon to launch our AI platform targeting salespeople. to get knowledgeable insights to bolster their image building stronger networking relationships that either help prospect faster or strengthen existing customer accounts. We have early adopters who are already subscribing to the product.

We have recently won a reasonably sized customer order from Retail. This is a customer funded program where we will be configuring the end user interface to meet the requirements of grocers. The new face of Lille targeting retailers is not just about a business decision-making platform which retrieves data from multiple databases but presents it in the form of a dashboard updating regularly to ensure that the customer makes profitable decisions. It also redefines grocery shopping by integrating interactive kiosks in food sections. It enhances the customer experience by offering insights about the food they buy and bringing tweet-like posts from the local farmers who produce them.

In summary, we have a strong sector agnostic data science foundation that is easily configurable to provide great user experience in different sectors or departments. Typically, we work with strong distribution partners who then land and expand into the global market while we support them with up-to-date AI applications.

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Financials:

Sales and Costs:

In the first half of 2023, we have revenues of $20,565 for the months where the service has been provided. This is annual contract, paid in advance. As a result, we have recorded a liability of $19,590 for the remaining months of the agreement for which services are yet to be provided. We have received credits from Microsoft Azure which reduces or eliminates our infrastructure costs. At the same time, we outsourced our tech team developing the user interface to India. This helped in reducing our costs. Overall, we have incurred a net loss of $188,785 for the period.

Liquidity and Capital Resources:

We continue to be cash strapped, which is affecting the speed of our product developments. It is challenging for us to raise capital. However, the team members working with the company, the founder and board of directors remain committed towards the goal of selling AI SaaS products that users value. The feedback from the early adopters continues to be positive. Also, our solutions are working in Museums, Research, and Content Writing. And we will soon be launching our platforms for salespeople and retailers. As a result, the company has continued approaching its friends and family to raise capital. The founder was successful in raising $178,320 in equity and unsecured debt. The equity raised is as private placement with trading restrictions under Regulation D 506c. All this funding has been injected into the business, predominantly in product development.

In recent times, especially from the month of September, the company was able to work with a leading media-tech company in Egypt to help with digital promotion of its product.

Even though we remain cash-strapped, the strength of our vision and the depth of our product platforms help us to find supporters who work with us to get us closer to our goals.

Item 2: Other Information

The Founder and CEO earned a salary of $5,400 for the year till the date of filing this report.

The Board of Directors and close family members of the founder have continued to support the minimum needs of the business. The management believes that it is at its inflection point. It has closed customer orders recently which will help to stabilize its operations.

Additionally, the company continues to be a lean low-cost start-up. The persistence of its management to sustain its operations despite unprecedented challenges and delays caused by the pandemic or capital availability has built credibility for the entire team including the advisors.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF NOWIGENCE INC.

Consolidated Balance Sheets as of June 30, 2023 (unaudited)4

Consolidated Statements of Operations for the financial period ended June 30, 2023 (unaudited)5

Consolidated Statements of Members’ Equity for the financial period ended June 30, 2023 (unaudited)6

Consolidated Statements of Cash Flows for the financial period ended June 30, 2023 (unaudited)7

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NOWIGENCE INC. CONSOLIDATED BALANCE SHEETS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited)

See accompanying Independent Auditor’s Report and Notes to the Financial Statements

1H 2023 2022

ASSETS

Current assets:

Cash and cash equivalents	$ 3,767	$ 11,335
Accounts and other short-term receivable	8,773	6,138
Other Current Assets	22,920	13,709
Total current assets	35,460	31,182

Software development, net of amortization (see Note 3.1)	11,460	1,154
Deffered Offering Costs (See Note 3.2)	265,387	251,500
Total Fixed Assets	276,847	252,654
Total assets	$ 312,307	$ 283,836

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:

Accounts Payable	401,752	391,916
Interest payable	-	-
Long-term debt (current)	84,253	84,725
Total current liabilities	486,005	476,641

Long-term debt (see Note 4)	446,475	320,680

Total liabilities	932,480	797,321

Shareholders’ equity:
Common Stock, Class A (700,000,000 shares authorized, $0.00001 par, 31,822,697 and 31,472,532 issued as
of June 30, 2023 and December 31, 2022, respectively)	318	314
Common stock, Class B (200,000,000 shares authorized, $0.00001 par, 37,927,270 and 37,927,270 shares
issued and outstanding as of June 30, 2023, and December 31, 2022 respectively)	379	379
Additional paid-in capital	4,207,233	4,154,712
Accumulated Other Comprehensive Income	70,091	60,542
Retained deficit	(4,898,194)	(4,729,433)
Total shareholders’ equity	(620,173)	(513,586)

Total liabilities and shareholders’ equity	$312,307	$283,836

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NOWIGENCE INC. CONSOLIDATED STATEMENT OF OPERATIONS

For the semi-annual ended June 30, 2023 (unaudited) and calendar year ended December 31, 2022 (audited)

See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	1H 2023	2022
Revenues	$ 20,565	$ 42,541
Cost of revenues	7,742	13,573
Gross profit (loss)	12,823	28,968

Operating expenses:
Selling, general and administrative	201,608	1,348,415
Amortization	-	-
Total operating expenses	201,608	1,348,415

Operating loss	(158,911)	(1,319,447)

Interest income/(expense)	(31,874)	(44,361)
Other income (PPP/AP Settlement)	-	218,895

Pretax loss	(188,785)	(1,144,913)

(Provision)/benefit for income taxes	(-)	$ (-)

Net loss	(188,785)	(1,144,913)

Foreign currency translation adjustment	9,549	21,667
Comprehensive Net Loss	$ (179,236)	$ (1,123,236)

Basic and Diluted Net Loss Per Share	(0.0026)	(0.0164)

Weighted Average Shares Outstanding – Basic and Diluted	69,401,345	68,589,85

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NOWIGENCE INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY/(DEFICIT)

For the semi-annual period ended June 30, 2023 (unaudited) and calendar year ended December 31, 2022 (audited)

See accompanying Independent Auditor’s Report and Notes to the Financial Statements

Class A

 Common Stock

Class B

 Common Stock

	# Shares	$ at par	# Shares	$ at par	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Equity/(Deficit)
Balance as of January 1, 2022	29,723,732	$ 297	37,927,270	$ 379	$ 3,758,143	$ (3,584,520)	$38,865	$ 213,164
2022 Issuance of Shares	344,250	3			160,152			160,155
2022 Shares Issued as Compensation	1,404,550	14			236,417			236,431
2022 Net loss						(1,144,913)	21,677	(1,123,236)
Balance as of December 31, 2022	31,472,532	$ 314	37,927,270	$ 379	$ 4,154,712	$ (4,729,433)	$60,542	$ (513,486)
2023 Issuance of shares	350,165	4			52,521			52,525
2023 Shares Issued as Compensation								0
2023 Net loss						(168,761)	9,549	(159,212)
Balance as of June 30, 2023	31,822,697	$ 318	37,927,270	$ 379	$ 4,207,233	$ (4,898,194)	$70,091	$ (620,173)

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NOWIGENCE INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the semiannual period ended June 30, 2023 (unaudited) and calendar year ended December 31, 2022 (audited)

See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	1H 2023	2022
Cash flows from operating activities
Net Loss	$ (188,785)	$ (1,144,913)
Add back: Amortization	-	-
Add back: Software development impairment	-	800,377
Share based compensation	-	236,431
Forgiveness PPP	-	(127,100)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Net increase/(decrease) in asset adjustment to balance	10,812	(13,709)
Net increase/(decrease) in accounts payable	9,836	97,905
Net increase/(decrease) in interest payable	0	(7,655)
Net increase/(decrease) in long-term debt current	(472)	1,025
Net (increase)/decrease in accounts receivables	(2,635)	504
Net cash used in operating activities	(171,244)	(157,135)
Cash flows from investing activities
Software Development Cost	(10,306)
Deferred Offering Costs	(13,877)	(251,500)
Net cash used in investing activities	(24,193)	(251,500)

Cash flows from financing activities
Proceeds from the issuance of stock	52,525	160,155
Net additional long-term debt	125,795	232,412
Net cash provided by financing activities	178,320	392,567

Net change in cash and cash equivalents	(17,117)	(16,068)
Effect of foreign exchange on cash	9,549	21,677

Cash and cash equivalents at beginning of period	11,335	5,726
Cash and cash equivalents at end of period	$ 3,767	$11,335

Supplemental disclosure of cash flow information
Cash paid for interest	31,954	44,361
Cash paid for taxes in India	0	0

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NOWIGENCE INC.

Notes to the Financial Statements

As of and for the semi-annual period ended June 30, 2023 and calendar year ended December 31, 2022

NOTE 1 - NATURE OF OPERATIONS

Nowigence, Inc. is an early growth company incorporated in the state of New York in August 2011. Our principal executive offices are located at 418 Broadway, 2nd Floor, Albany, NY 12207. Since January 18, 2019, the Company owns and operates Nowigence India Private Limited, its wholly owned entity. Our telephone number is 518-314-6700. We have our website www.nowigence.com specifically meant for investor relations and our AI web-based application website is www.lille.ai.

Nowigence Inc. and its subsidiary (OTCQB: NOWG) develops, distributes, and markets advanced extractive and generative artificial intelligence (AI) SaaS products that instantaneously answers to what you want to know now that otherwise lies buried in various documents, whether publicly available or in private files. Its SaaS application called Lille.ai™ extracts the most relevant content while conducting complex searches as demanded by you. It compiles an answer with full traceability of trusted data sources allowing users to edit or enter their own perspectives and regenerate answers. Lille.ai has built-in integrations to commonly used IT tools including One Drive, Google Drive, Google Chrome, LinkedIn, Twitter, Medium and others. It serves as a one shop stop for you to efficiently interact with and manage information.

We build AI SaaS products at scale. AI is an emerging technology and the market is taking time to embrace it. Each one of us experiences the stress and the problems associated with the deluge of information that we are hit with. Our minds lack the capacity to absorb so much information. But our brains yearn to gain more knowledge by going through relevant information. At one time, as businesses grew, we required calculators to perform mathematical calculations. They brought speed, reliability, and fun in math. We now need AI to rummage through information to give us time and the mental capacity to absorb the context and use the knowledge to improve our lives.

Here is another analogy to help understand our business model. Artificial refrigeration was first invented in the eighteenth century. But it was Coca-Cola who was amongst the first few who used the technology of refrigeration at scale to gain global dominance by selling chilled bottled drinks. We are similar. We are not in fundamental research inventing original machine learning algorithms. But we are skilled in optimizing open source models, building workable, web-based products sold as monthly subscription by user, discounted, if paid annually. Today, developing AI solutions are either by creating internal teams or outsourcing for service vendors. Both are expensive, in dollars and time spent, than accepting our ready-made customizable solutions.

We have a foundational base product that is easily configurable to usage in Museums, Content Writing. Sales, and Retail. We are shipping to museums and content writers. And have end users ready to buy when the product for sales and retail is ready. The total available market is over $100 billion.

Subsidiary

Since January 18, 2019, the Company owns and operates Nowigence India Private Limited, its wholly owned entity. The Company has presented consolidated financial results with Subsidiary.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Principals of Consolidation

The Company has prepared these financials by consolidating the activity with its wholly owned subsidiary and eliminating intercompany transactions.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2023, the Company is operating as a going concern. See Note 1 and Note 9 for additional information.

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Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2023 and December 31, 2022, the Company had $3,767 and $11,335 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers.

Property and Equipment and Depreciation

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

 The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of June 30, 2023, the Company had an immaterial amount of fixed assets.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Earning per share accounting policy

The Company accounts for its loss per common share utilizing primary and fully diluted earnings per share. Basic loss per share is computed by dividing loss available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For the current period, the Company is taxed as an C corporation. Because the Company has suffered losses during its start-up phase, the only provision for income taxes is the based on the small amount of earnings in the Company’s Indian subsidiary.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for

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uncertain tax positions. As of June 30, 2023 the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method for its Subsidiary as part of its consolidation. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

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There is a concentration of existing sales. Over 90% of the revenue recognized is through Company operations in India from a single customer.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps:

(i)identify the contract(s) with a customer,

(ii)identify the performance obligations in the contract,

(iii)determine the transaction price,

(iv)allocate the transaction price to the performance obligations in the contract and

(v)recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from the use of the software platform is recognized as the services are performed.

Cost of Sales

The Company includes period expenses related to dues and subscription of third-party software used in its daily operations.

Advertising Expenses

The Company expenses advertising costs for product sales as they are incurred.

Legal and Professional Fees

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“ASC 986-20”). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company’s current technology, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

In 2021, the Company capitalized 100% percent of the salaries of the associated with technology costs with the software development program of the Company. Previously, in 2020, it capitalized 100% of the expenses incurred on technology. The Company routinely evaluates both the technological feasibility and the estimate of payroll expense and data subscription expenses utilized in this calculation. In 2021, due to the pandemic, it was very difficult to commercialize novel technology in the marketplace. Hence, the company decided to deploy all the technology resources in product development.

Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales. Upon reaching release for commercialization, the company amortizes the capitalized costs over a period of 3-5 years.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. However, in 2023 and 2022 there were no amounts over federally insured limits.

  Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

NOTE 3:

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3.1SOFTWARE DEVELOPMENT COSTS

As discussed above, the Company had capitalized its software development costs (“SDCs”) during this start-up period. The Company then amortizes the SDCs over their estimated useful life of five years. The Company amortizes technologically feasible internally developed software over a 5 year period. However, the Company decided to decommission its earlier product called Pluaris and transition to an updated, advanced, AI SaaS platform called Lille.ai offered on freemium or subscription. As a result, it wrote off previous software assets.

The Company monitors the carrying value of the SDCs for impairment. As of December 31, 2022, the Company has recorded the impairment of the SDCs. It is likely to capitalize its costs associated with the technology resources in consultation with the auditor for the development of Lille.ai. But it hasn’t done so till date.

Starting January 2023, the company entered into a new phase of product development. It is likely to capitalize the salaries associated with technology costs related to building up Lille.ai till its commercialization. The company will consult its auditors on the amortization policy when preparing and submitting its audited financials at the end of the year. For the current, semi-annual filing, the company is treating all its costs including the spend on technology resources as expenses.

3.2DEFERRED OFFERING COSTS

The Company had previously procured advisory services for a period of 20 months in 2020 and 2021 for its SEC filings including the 1-A POS Continuous Offering under Regulation A. The service advisor had previously agreed to forgo payment for services rendered in the past for an indefinite period recognizing the challenges of cash that the company was facing during the pandemic. As the services are related to the current offering that has not yet been marketed, the Company has recognized the costs as deferred offering costs, an intangible asset. The company has accounted for $265,387 as deferred offering costs under ASC340-10-S99 as on June 30, 2023.

NOTE 4 – LONG-TERM DEBT

The Company has procured borrowings to fund working capital needs from the founder and his family (related parties) as well as from commercial sources.

As of June 30, 2023 and December 31, 2022, the Company had an ending balance of $446,475 and $320,680. The founder, the Board of Directors, related family members of the founder, and close ex-colleagues were the principal investors for most of 2022 and 2023 till date. The company owes $272,685 to its founder as of June 30, 2023. The loan accrues interest expense at the rate of 18 percent per annum, but the interest has not yet been paid. Repayment terms have not been definitively provided for.

Additionally, in 2023 and 2022, the Company has borrowed or paid its Commercial Line of Credit or Cash Reserve Loan depending on its working capital reserves. As of June 30, 2023, the total borrowing from commercial sources including a line of credit was $84,253. The interest rates on these loans are

11.74 percent.

Future minimum principal payments under the loans are as follows as of June 30, 2023:

2023	$ 84,253
2024	0
2025	0
2026	0
2027	0
Thereafter	$ 446,475
Total	$ 530,728

NOTE 5 – INCOME TAX PROVISION

The Company has filed all required tax returns and does not have a net taxable position requiring a provision other than the small amount of tax the Company has accrued for on behalf of Subsidiary at the statutory rate of India. The Company believes that this reflects the actual tax provision of the Company in all material respects. The Company does not expense software development. To the extent possible, the book/tax treatments are identical. We do not have to calculate a deferred tax asset/liability related to NOLs and/or cost basis of software assets. Additionally, there is no presumption that the tax laws will not change regarding the future utilization of non-operating losses (NOLs).

There is no recognized and recorded deferred tax asset or liability. The Company has future potential utilization of deferred tax attributes of net operating losses and amortization of intangible assets. Management has determined not to report such tax assets given the possibility of future tax legislative changes and the risk that such tax assets may never be monetized.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The company is involved with a few litigations with respect to payments.

American Express filed a complaint stating that it loaned an amount of $25,060 to the company which is unpaid. The Company has answered the claim and the amount remains in dispute.

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Gravity Technologies Inc has commenced a commercial claim lawsuit claiming payment for services rendered to the Company. The outstanding claim is in the amount of $89,040 plus ongoing interest and other service charges. The Company denies the claims made and is vigorously disputing the claims. The Company believes it has meritorious defenses against the claims.

In another claim, a former employee has commenced a civil action that he is entitled to vacation pay and other benefits as part of compensation for services rendered. The Company believes that the claim lacks merit and the matter remains in dispute.

While not a formal lawsuit, the Company has received demands for unpaid compensation from a former financial and SEC advisor to the Company. Though, the advisor had previously agreed to forgo payment for services rendered in the past for an undefined period, he has demanded in writing immediate claim settlement in the form of Class A stocks to be awarded to him right away. The total of the two agreements in dispute is $200,000 but the advisor has recently placed a claim of $320,000. The Company is likely to try to settle the dispute amicably in the 2nd half of 2023.

NOTE 7 – SHAREHOLDERS’ EQUITY

Common Stock

The Company has two classes of common stock. Each Class A share is entitled to one vote per share and each Class B share is entitled to 10 votes per share. Class A shares are tradeable whereas Class B cannot be traded unless converted to Class A. Only the Company’s founder, Anoop Bhatia, is entitled to Class B shares.

The Company has authorized 700,000,000 shares of Class A stock. Of the Class A shares, the Company has issued 31,822,697 and 31,472,532 shares as of June 30, 2023 and December 31, 2022, respectively. Additionally, the Company has authorized 200,000,000 shares of Class B stock and has issued 37,927,270 and 37,927,270 shares as of June 30, 2023, and December 31, 2022, respectively.

The Company is likely to issue stocks as compensation in the 2nd half of 2023 once it achieves its first milestone in commercial success.

NOTE 8 – RELATED PARTY TRANSACTIONS

As described above in Note 4, the Company has procured borrowings from the founder and his family who are related parties. The loan outstanding from its founder as of June 30, 2023 is $272,685 and from other shareholders is $173,790. Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length. In addition, the company issued shares as compensation to its employees, Board members, and Growth Council members. As of June 30, 2023 the Company has not issued stocks for services to any officer, board members, or team member as compensation for services rendered without pay or any promise of pay.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations but has incurred a loss for all periods from Inception through December 31, 2022. The Company’s ability to continue is dependent upon management’s plan to raise additional funds (see Note 10), capital contributions from the founder, other fundraising and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 29, 2023, the date the financial statements were available to be issued. The Company has raised equity of $95,010 offering discounted shares with trade restriction under Regulation D 506B. The Company was able to convert the loan provided by the Board members in the first half to the amount of $60,000 by offering equity at discounted price. In addition, the founder and his immediate family, as related parties, have provided unsecured, long-term debt to sustain the operations and support the development of Lille.ai. Management believes that the recent launch of Lille.ai for the Museum for brand awareness and use for the hundreds and thousands of museum visitors and the launch of www.lillle.ai directly to content writers as a SaaS product opens out it avenues to achieve its sales goals.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in Albany, New York, NY on September 29, 2022.

NOWIGENCE, INC.

By:/s/ Anoop Bhatia

Name: Anoop Bhatia

Title: Chairman & Chief Executive Officer Date: September 29, 2023

This Offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Anoop Bhatia	Chairman of the Board, CEO (Principal Executive Officer)	September 29, 2023
Anoop Bhatia /s/ David Evans	Board Member	September 29, 2023
David L. Evans /s/ Ms. Tracy Metzger	Board Member	September 29, 2023
Tracy Metzger /s/ Ian Moore	Board Member	September 29, 2023
Ian Moore

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